Filed by: Blockchain Moon Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Companies:

DLTx ASA

Blockchain Moon Acquisition Corp.

(Commission File No.: 001-40922)

November 10, 2022

On November 10, 2022, Enzo Villani (Chairman and CEO of Blockchain Moon Acquisition Corp.), Simon Campbell (Chief Operating Officer of DLTx ASA) and James Haft (Chairman of DLTx ASA) participated in an “Ask Me Anything” (“AMA”) webinar. Below is a transcript of the interview.

Enzo Villani: Hi, everybody. Thank you for coming on the call. I know we have folks from all over the world coming on this call now. So, good morning. Good afternoon. Good evening. My name is Enzo Villani. I'm the CEO of BMAQ and Chairman. I like to start off by saying that I'm also the head of Alpha Sigma Capital, which is a fund that’s been in the Blockchain space for about three years now. And we are covering this AMA to speak about the DLTx - BMAQ merger, or business combination, and meet the DLTx team.

First, some basic housekeeping. This is the safe harbor theme and business combination type of disclaimer. This is going to be a recorded call. I will also be able to send out a version of this document at the end of the conference or at the end of the call. But, it basically talks about that it’s not a kind of solicitation. We are in a business combination. We've signed definitive agreements, etc.

So, let me just start off with who is the actual leadership. So, I'm actually Chairman and CEO. Wes Levitt is the CFO, is also a kind of experienced FinTech executive. I'm on the board. We have James Haft, John Jacobs, David Shafrir, and Mike Terpin. On a combined basis, we have 100 years of experience in the FinTech sector, the capital markets sector, investor relations, corporate vacations, building companies in technology, as well as being early adopters in the Blockchain space. But, you know, the overall theme here is that we have leaders from both TradFi experience, executors on the corporate enterprise level, the entrepreneurship startup level, going back to the mid 90s. Up until now, we have a very experienced team. And, we also have some of the earliest crypto adopters such as Michael Terpin on the board of directors. And Wes Levitt is also one of the limited partners and CIO, they are co-CIO, we've had a significant amount of returns, even in the stock market, or even in the actual bear market, our fund has been able to sustain positive returns this year. So, we're basically what I would call the adults in the room at some level when it comes to crypto experience. And really, we look towards the long term. And we see Blockchain as the most efficient settlement and clearing system in the world. And we think it literally will change the world. Let me go to the next slide here. So, we actually are combining with DLTx ASA, It is a public company listed on the Oslo Stock Exchange. I've known James Haft and David Johnston, for a significant amount of time, probably going back to 2016. I recently have had the visual pleasure of meeting with both, you know, well that's you Thomas and the team at DLTx ASA. You know, they are experienced entrepreneurs with multiple exits. With multiple exits, focused on Web 3, and the infrastructure building of this system, to put it shortly. Basically guys like James Haft are really the actual visionary behind all this, and we'll hear from him here. And David Johnston and Simon have extensive experience not only on the capital market side, but building technology systems. They've been also in crypto and Blockchain since 2014, etc. I think David goes back to 2000 as well. David wrote the original DeFi white paper. And there's a theory or there’s a statement by David Johnston saying that everything that should be decentralized will be.

We truly believe that that is one of the core competencies or the core ideas behind where this is going. So, when you think about decentralization, what we're doing is we're building the financial technology layer for transactions and systems to operate Web 3 enterprises. And this is like the extension of the basic Internet. So, the Internet basically took the information layer, and it decentralized that first multiple servers all over the world, so on and so forth. This is that next layer of the stack, financial transactional layer, and those types of transactions can be any asset class, from real estate, to payments, to training, to whatever. So, I just want to give you the broad idea that one of the reasons why we came together with this team is because we really all believe in the same concept, which is, this is where it's going. And now it's time to build. So, let me go to the next slide here.

Just a basic summary of the business combination. So, the way it works is the enterprise value, which is on the bottom left, is $163 million. That’s the total enterprise combined value. We are acquiring 90% plus of the assets of DLTx ASA for $106.6 million. The Sponsor value of the shares owned by the BMAQ shareholders of the Sponsor, such as myself and the team, is about $26 million. And then the cash in the BMAQ’s trust, which we just had our vote about a week and a half ago, or two weeks ago, is $17.8 million. The fully distributed equity value comes to $150.83. And the net debt being $12.52 for the enterprise value. This will leave the DLTx shareholders with 70.68% of the combined company and 11.85% of BMAQ’s stockholders and then 17.47% of the BMAQ sponsor. The DLTx shareholders will receive approximately 10.6 million shares of the combined company initially valued at $10 per share. And closing is expected to occur prior to the second quarter of 2023.

So, now let's actually jump into this. I’d like to introduce James Haft, Chairman of DLTx, and Simon Campbell, CEO of DLTx. James, would you like to please introduce yourself, give us some of your background and then we'll take it from there.

James Haft: Hi, I'm James Haft. I'm the Chairman of DLTx, the company listed on the Oslo Exchange in Norway under the ticker symbol “DLTX”. And really happy to be here. I really appreciate this opportunity. Enzo and Sandra, thank you so much for hosting this Fireside Chat with Simon and myself. Really looking forward to telling you about who DLTx is and and why we created the company and why we're so excited about this transaction. Just briefly, I'm an investor, I'm a recovering investment banker. I was originally in emerging markets investment banking for 10 years from ‘87 to ‘96. And was responsible for the listing of the first company in China to list on the New York Stock Exchange. And since 1996, have been focused on businesses that were going to benefit from the digitization of information, of which we believe the Web 3 and distributed ledger revolution what’s happening now is the current iteration of that inexorable charge of the digitization of information and our communities. So I'm going let Simon introduce himself and then we can get into the questions and answers.

Simon Campbell: Great, thanks, James. Thanks, James, Enzo. Simon Campbell, Chief Operating Officer at DLTx. As you can probably tell from the accent, I'm from across the pond, I spent the first ten years of my 20s in Barcelona, I set up and ran three different businesses in three different sectors, including putting advertising on the back of the seats in what we would call the football stadiums of Spain, the soccer stadiums, and back London for my 30s where most of that time was spent running something called the sandpit which was investing in and scaling tech startups from seed through Series B, including launching them into the US. I then came across to the US and spent 18 months in Cincinnati as interim CEO for Procter & Gamble Ventures. Before co-founding DSM Enterprises, which was my first step into the the web three Blockchain world, having been a commercial entrepreneur and with other web two tech businesses, we really got focused on this infrastructure of web three, scaling initially into the Filecoin ecosystem. And that's where we connected with James and David and we realized that the visions for our businesses were very much aligned. And in March of this year, we formally merged our businesses together and DSM became part of the DLTx family, enabling us to really paint a joint vision and an exciting future.

Enzo Villani: Okay, can you elaborate on what DSM in the DSM acquisition has done for DLTx? And what is the overall strategy of DLTx as far as the integration? And your focus?

James Haft: I'll answer the first half, and then I'll hand it off to Simon, because I think that actually fits exactly with the life of the company. So, David Johnston and I, you know, are born and bred essentialists, we believe that the world is going to move towards decentralized solutions, for communication, for transactions, for finance, for politics, for education, and that we're going to see more and more of decentralization as a trend to replacing and improving activities, which are already happening on a daily basis, both in people's lives and in the corporate world. And so, in looking at the world, we started to look at how industries change, how markets change, and we look back at emerging markets, which is where my background is. And we realize the people that succeed early in these markets are the people that make the picks and the people that create the infrastructure, because we don't know which protocol or solution is going to win. I don't know which social media network is next or, or which financial solution is next. But we do have a generic belief that it's going to be more decentralized, and that those decentralized transactions will need the infrastructure to support decentralized transactions in order to move forward. And so we started to think about how do we fund? And how do we create an environment to build the networks that can support those transactions. And David and I started with the financial end of the opportunity, we started to fund Bitcoin opportunities, and it moved towards Filecoin and other protocols. But we started to focus on how to raise capital, and how to build the mousetrap in a way where we weren't subject to the token fluctuations, so that we could reach our ultimate goal of building transactional networks that could support the transactions in the future as these transactions become more and more prevalent and valuable over time. And so we successfully funded some ventures, we folded those which were Bitcoin and some other ventures into a company in Norway, which was called Element, which is now called DLTx. And we realized very quickly that we needed a partner who could perform the actual building of the physical networks, because the protocols we were getting involved with have physical aspects to them. So we started to interview and work with different partners. And one of the first partners we worked with was Simon and his partners at DSM. I happened to know Simon for 20 years, we did business when he was at sandpit, and I was at Pal Capital, doing digitized business. We met through some friends who are now investors in the company, actually. And so Simon and his team started to do the physical side of building out the networks that David and I were funding and intellectually looking at. And over time, very quickly, actually, we realized that we had a perfect fit, a yin and yang between us and DSM. And so when we started, after we did our third or fourth venture, together with DSM, we realized, wow, this is working, we want to scale. In order to scale we need to be vertically integrated, to have everything from the intellect and the idea and the contacts down through the funding, the building, the marketing, and the exits within each of these vertical opportunities that we were addressing. And so we reached out to Simon and after a very brief set of conversations agreed that it made sense to merge the businesses. I ended up deciding.

Simon Campbell: I think what's interesting, combining James and David and the guys that have been in this industry for a long time, with my background, which is more traditional tech that's now morphing into Web 3. You look at what happened in the past with tech as an enabler, right in the last phase with the dot com. 80 percent of the companies were fluff, but 20 percent were really focusing on using that technology for the benefit of advancing that particular type of business. I think Amazon, right? So, we are focused on that same transitional change of leveraging this distributed technology to focus on the big areas of business that are the railroads, the bridges and the roads of Web 3. So, we have four divisions and the first, probably the most exciting, is cloud. Cloud computing, we've all heard about, that is the Amazon Web Service.

Enzo Villani: Amazon Web Service, like kind of Microsoft and Google Cloud, exactly. Everybody migrated to the cloud, right?

Simon Campbell: This is huge, this is like the move from having your own kind of data center to now be able to access this from anywhere. In reality, those businesses are still centralized. And, so we have developed a large business base on Filecoin. And Filecoin is the decentralized version, the web three version of an AWS, where large and small operators can build businesses, in our case at an enterprise level within highly sophisticated tier three data centers as they're known. And we can offer customers, end users, the ability to store their data for less in exactly the same way as Uber came into the taxi market. So cloud is one of our divisions, we have Filecoin, which is data storage, which is a huge growth market, even if we never took a single dollar from AWS, we could grow into a multi-billion dollar industry. We have pocket network, which is the decentralized version of Infura. And for those who don’t know Infura, which would include me a while ago, coming from the traditional world, this is about relays, about moving messages around.

Enzo Villani: This middleware. It's like the middleware for the theory of network is the way I look at it, it's like a middleware transactional router and almost like a compliance, like a tape, where everything’s getting registered, and then can finally get put on chain.

Simon Campbell: It’s all PCs, with remote procedure calls. Think of it as in the banking world, these are the messages that are confirming transactions, right? So exchanges, banks, all of that into the Web 3 world is what pocket network does, and they do it on a distributed basis. So you have nodes near large centers, like New York and Frankfurt. And, so our cloud division is based on that, and we’ll get into the way that we are vertically integrated in our teams. But, our cloud division is really focused on that exciting transfer between the traditional big data world of cloud computing and the Web 3 version of that where there are many benefits. Our second business unit is digital assets. And this is really Bitcoin, right? So everyone knows Bitcoin, everyone understands Bitcoin. And we have several advantages as to how we’re approaching that which we may or may not have time to talk about. The third one is wireless again, the underpinning concept of communication. Big telcos and big wireless communications have happened over the past 20, 30 years. And again, decentralization with organizations like Helium, and polymer needs, these new protocols that have come in and making this more accessible, and making it ready for the next use cases of the Internet of Things. And then we have a fourth division, which is ventures, and that’s really more of a traditional portfolio play where we’ve invested in, through our connections, in the next big protocols coming along with a very successful portfolio. So that’s the overview of our business units.

Enzo Villani: Right. Sure. Great, thanks. Thank you. I mean, I think that before we go off and start talking about everything, in order to manage this a little bit more, based on the questions that we actually received, I think what we’re going to try to do here is cover these questions, and basically use this time to have a conversation and a discussion. So that we can explain because people don’t understand why even web 3 infrastructure, right, so there’s an issue there. What does it really mean? You know, everyone sees all this news about FTX and finance and all these battles and all this leverage, and TradFi, you know, almost, guys making the same kind of mistakes that they made in 2008. At the extra credit crisis, or going back to 1987, the stock market crash, that kind of derivatives and being over levered. I think that’s noise somewhat to what’s really happening here. And I think that we have to focus on that. So these questions came in, and we really appreciate that, you know, the folks that sent in questions, thank you for sending those in. So let’s start with the first question. What does it mean to be building the infrastructure of web rate?

James Haft: So, just briefly to comment on what you just said there. So our business was built, expecting there to be gyrations in the market, these things that people are calling Black Swans and the unexpected are actually the process by which emerging markets are formed. And remember, my background is emerging markets. And we formed this business with the knowledge that we were going into a blue ocean opportunity, where fear and greed, as you know, are the driving factors. And that’s why you get this boom and bust that goes in the economy, you know, as these fear and greed and boom and bust gyrate around. And, so when I looked at the history of emerging markets and blue market opportunities, and you look at how they go from being one off opportunities to becoming, you know, quote, unquote, alternative investments to then you know, becoming mainstream investments. One of the things that’s repeating in these markets, is that the first person, the first company, to establish itself as the flagship in the industry gets a premium, because that's the first place where investors can put their capital and focus on a regulated, liquid publicly traded company. And that’s really how we formed ourselves was to be this company that people could participate with us and learn about the market and have an allocation into this opportunity, which is going to be gyrating up and down. And that we’re designed over time to build the infrastructure to support the growing need for this infrastructure, so that you can be part of the process over time. So building the infrastructure of web three, what that means to us is understanding that Bitcoin, which is decentralized money, and Filecoin, which is decentralized storage, and Helium, and other protocols, which are decentralized wi-fi, and bandwidth, and pocket, which is decentralized routing of information, and value on these decentralized networks. All these concepts, if we’re right, are going to grow in volume over time, and are going to require pipes that are in existence before the growth in use occurs. Otherwise, you’ll have constraints and usage. And you’ll have and you'll slow down the market. And actually, the likelihood of it succeeding actually goes down. So what it means to us is to look at what's different about what’s the same about this market, which is, is going to be boom and bust and fear and greed on one hand, and what’s different about this market, which is how funds are raised, and how consensus is formed amongst people. So what’s new here is that instead of having centralized investors and authorities making decisions for how networks are built, the distributed ledger world is built upon the idea of compensating those people that participate and support the network, compensating them for the value created by the network. And what this results in is a reward structure, which is unique to this new distributed ledger world, where you can actually fund the growth of the network based on the reward structure within the protocols. So today, that's called mining, right? So people look at us like we’re online. And we do mine tokens, but we do it through real world activities that generate access tokens.

Enzo Villani: So what are those real world types of activities in very plain language, Cloud Storage, meaning anyone running an internet site or, you know, transacting, you know, a database layer, on their enterprise now work like any other cloud sits?

James Haft: Granular for a second, it's just storage of data, you know, and it looks exactly like the cloud, except it’s not on one guy’s one company's server where that server can disintermediate and cut you away from your data or hold you ransom to get your data back. It’s held in a format where you’re self-sovereign, and you own the data, and you only access to the data, and you can retrieve it at will. And you get the right to distribute it and protect it at your discretion and not others. During the last election cycle. Some of the right wing online voices like Parler, were cut off from their data by Amazon and by other groups, because they felt that they were distributing misinformation or whatever the reason was. And, so those companies literally went out of business overnight. And so what that did was it was a shot over the bow to all the corporations and all the nations and all the banks in the world. Oh my God, my data is being stored on a server where a third person who I don’t even know can make a random decision to cut me off from my data, and I can be out of business overnight. So we believe that that's a lesson that's going to be learned over time where people are going to start to believe that it’s actually essential to the health and future of your business to own your data in a way where you have the encryption keys, and where you control where it’s stored. And you control how it's used and monitored. And that answer is Filecoin. That is, by far the largest platform offering this service to the world. It’s the growing liquid list. And we believe that it’s a platform, which will have legs over time to gain significant market share. And so what we're doing is we we use the reward protocol of Filecoin. Filecoin protocol rewards us for bringing storage to the network and for putting memory to be available on the network. And we take that, and we use that flow of tokens to pay back lenders who have lent us capital in the same token. So, we borrow the token, we use the token, we generate more tokens.

Enzo Villani: Now, why do you pay it back in the same token, very important.

James Haft: Again, going back to our emerging markets, history, and that is that it historically, if you invested in Latin America, or Eastern Europe, and you did very, very well, but the dollar became more valuable, and grew in value compared to the local currency, you could have the most successful operation in that local currency, and still go bankrupt trying to pay back the dollars. And so we decided on day one, that we would never have that exposure, or that we would never, that we would work to limit that exposure reasonably. So that we didn’t feel that we’d be at risk to market fluctuations of the token that if the token value of Filecoin, or pocket drops, that we wouldn’t be in a position where we couldn’t pay back our lenders. And that’s turned out to be very pressured for us. You know, early on, when we first started the operation, Filecoin, doubled in value. And we started to get phone calls from investors, let’s change our format, let’s go after the alpha in Filecoin, we’re leaving money on the table. And we decided to remain conservative, because we thought if it goes up, it can come down, we’re doing a long term play, we expect fear and greed, we expect boom and bust. And we would rather be in a position where we know as long as we are running our computers, and creating the tokens that will be able to pay back the tokens we're generating, and that we are managing our company to generate as many tokens as possible, and as large a profit as possible. So over time, we believe that the tokens and the networks become more valuable. And we’ll have a leveraged upside in the production of the tokens today, and of transactional capability in the future. Because while everyone focuses on us, as a miner, today, our real play is to use the reward structure of the protocol to build the transactional network that we think in the future will be more valuable than the mining activities that everyone's focusing on today.

Enzo Villani: So you're, you're laying down the rails, building the infrastructure, like the Cisco, you know, routers built the infrastructure of the web back in the, you know, the 90s. And then you're going have businesses that basically run on those rails in order to take advantage of your own systems. So there's a multi layered approach, and this is more a part of that vertical kind of integration strategy. Simon, just just to kind of kick just to kind of kick it over to you, how you operating this. So, you know, if I go through these questions, I think the first three questions, just so you know, you know, she James, you know, she answered some of them. But, you know, why, what's, what makes you guys different? And how you operate these these opportunities versus someone else? And who is your competition? Who do you see competing in this space as a public company or a private company?

Simon Campbell: Key questions that wants, I guess I'll do the last one, first by saying the beauty of this ecosystem, if you look at Filecoin, is that you have to collaborate. So multiple copies of data need to be stored with different entities in different regions, specifically to guard against the point that James just mentioned, which is no one single entity being able to burn down or shut off data that creates the integrity to, to be able to provide that protection. So it's not so much that we have direct competitors, as we have opportunities to collaborate within the protocols, we would never want to be more than 20% of any protocol from a business perspective. And actually, as it matures, we probably want to end up as about 5% as a really important part of that protocol. We work with the protocols and with the management teams of those protocols, to help with the overall strategy and to look at how to get to that endpoint of commercialization. So that if that's with the Filecoin leadership team, looking at the overall roadmap, and we're helping to pioneer and enterprise Filecoin program, you know, has traditionally been putting public data online. And now, you know, we're helping to guide say, how do we bring enterprises online? Because that's ultimately 90% of the market out there. And the same with pocket with with Mike and the team, we're saying, Okay, what's the end goal? How can we help you get there? So it's very much more collaborative than traditional kind of web T space? Do we compete with an AWS on a zero in the Filecoin? Space? To a certain degree? Yes. But there are also differences and collaborations there. So answering the last question, first, I would say, there are always going to be you're always going to be competing for investment dollars with other opportunities. Even the opportunity, which quite often in a bear market is do nothing right, people might just sit on their money versus giving it to someone to work with. But ultimately, we're driving our path forward there. So as far as the vertically integrated approach in how we operate, and the model, I'll just try and break down very succinctly the two key points here. The first one with the model that James has touched upon is, we are working with the protocols for the rewards in those tokens as a result for in the case of Filecoin providing storage. But we're also building business models that will provide services in US dollars, or euros or Fiats in the same way as an AWS as you would you pay to store data you pay to retrieve data, you pay to put high compute against that data. So there was a long roadmap of, of not just been reliant on those tokens for our overall income. That says, we have this delineation. So we have operating costs, which typically are in dollars, if they're in the US, that is our data center, that is our team. The typical objects you would look at for an organization, and we look to cover that cost with investment for at least two years. So that we are not in a position where we have to ever sell a token to pay a US dollar costs. The other the other area where we focus on which we mentioned, the vertically integrated piece, which is super important is we are not reliant on external capabilities to deliver our model outside of the protocol itself. So we have a full stack of capabilities in the same way as you had potentially talk about with a sports team, right? You need someone that's in goal in for soccer, or my version of football and need someone that can put the ball in the goal. So from our perspective, that is the OGS understanding the protocols, he has meaning our guys, the long the long standing experts of the industry from web three, we then have the technical team, including engineers that are inside the data centers, software engineers that are working with the protocol, and the commercial and financial leaders of the business that are going out and raising the capital, commercializing the opportunity, and then operating the business. So last thing I'll say on that is we are an operating business. And we have teams that are building the hardware, managing the hardware, building the software, and going out and commercializing. So when we're not just a financial institution, we are an operating business. And that's really important and very different to a lot of the opportunities and organizations you'll see in this space.

James Haft: I have a question for Simon. So you say we're an operating business. Talk to me about our staff, how big is the team? And how's it composed?

Simon Campbell: So we've in total across the business, I think we're about 35 people. Now. A third of that is in the technical team. So you know, we have physical data centers in the Midwest, and we have two joint venture partnerships in Europe for our cloud business. And we have I think, an engineering team now of 9 or 10 engineers, three software engineers. We have the core management team, which is another seven weeks in the leadership we have we've we started to acquire specific talents depending on the opportunities that we have. So in the case of our pocket business, Alex used to be the chief architect of pocket network is now our Chief Architect at DLTx on our software side, so we're bringing in this capability and he's not just a pocket expert, he's a he's a decentralized software expert who has built and supported applications on on on the Blockchain from the ground up, and he is now leading and managing that team. We have our engineering team is is is led by leadership Ep that has deployed over 1.2 gigawatts of high compute across the globe. And that is split high compute can be data centers building from the ground up for some of the blue chip names you would be very well aware of, and also includes over 600 megawatts of Bitcoin mining, historically. So we have very, very deep and broad expertise in this business, but bringing in expertise from outside of web three as well.

James Haft: And so what one thing to throw in there, which, you know, having merged together with Simon and the team, and then watch Simon, actually, I think, double that team. Since we've since we've come together, it's really been remarkable to me how fast all the team is in terms of understanding the business concepts, and putting that together with engineering solutions and spinning up the computers that are actually running and representing the, you know, what we're putting on the whiteboard. And what's also been interesting to all of us is we're starting to realize how fungible the concepts are that we're creating, so that when we create a solution for pocket, or for Filecoin, in terms of tokenization, or creating liquidity, or in lending protocols, or creating multi, multi SIG wallets, to enable transactions, we started to realize that every time we create something for one protocol, it's actually applicable across the other protocols that we're already serving, and makes us ready to manage and, and take advantage on a quick basis, new protocols as they come in. So I think we're building a machine that can a build on the concepts that we have today. But also, as the new opportunities come up, I think that will be best positioned to take advantage of those in the market as well.

Enzo Villani: So I'm going to go back to the second question. And based on what what you just said, how are you choosing these protocols? I mean, I know you guys, you guys, kind of, there's a lot of protocols. And there's a lot of different chains and lots of different opportunities. How did you choose Filecoin? Let's just stick with Filecoin, since that's up and running, you know, in a consistent basis, and so on, so forth, but how you You also choose them? And then how would you make the choices on packing network in the others?

James Haft: Well, we have we have an algorithm, I wouldn't say that it's ironclad, it's obviously, we bend it, you know, for opportunity and in context. But the general idea is, first of all, we want protocols that will be big, that will have an impact on large existing Transaction flows. So that we know that they can grow to be of scale and size and be meaningful. And so we chose Bitcoin, which is money, we chose Filecoin, which is storage, we chose pocket, which does about a billion transactions a day, you know, which is which is routing on the on the internet, within within decentralized community. And so the first thing is, it has to be big. The second is we looked for, you know, it was easy, it was easy a year ago, we look for market caps of the tokens that were in excess of a billion or $2 billion, believing in one of the decentralized concepts that the intelligence of the crowd, so wait for the crowd to pick, which platform doesn't activity most effectively, and then follow the crowd. So instead of making random bets on point 0001 cent tokens, and hope they go to 0.001. From there, we instead of waiting for the market to come giving up some of the alpha in the opportunity in return for more a higher level of certainty. That's that protocol has legs. If you continue, we next look, we then take, you know, having looked at the top down perspective, you then go from the bottom up and go to to Simon and his team and actually spin up a server and see how it how what it's like to be on the network. Can we generate the efficiency? What's the cost per per token? How many tokens can we generate for X amount of time or labor, or, you know, or electricity, you know, or equipment. And then so basically price it and make sure that there was a delta between the pricing of the cost and what the market price was looking for back then a year ago, a 10x. Now a two or 3x would be more realistic. But again, in a compressed market, we think there's less downside than there was previously. But the idea is to make sure that there's a margin that we can produce that because our token, we really look at the tokens as commodities, and we want to be the low-cost producer in the market so that we can have the advantages that any commodity producer has as the low cost producer in their market.

Simon Campbell: Just five games so it's we talk about Blockchain and web three as if it's sometimes sometimes people do as it As if it's this alien thing. But the same criteria is when I was looking at web three, so web two businesses is, is it solving a problem? It has it got a good team, is there traction? And the fourth one is does it fit with our capabilities? Where do we have a unique advantage. And when you get into that bare metal server performance, when you get into the hardware, you know, we're talking infrastructure, because we're talking about having a hardware base underneath where we have extreme market leading expertise. So when you put those four things together, it takes your four boxes, and now it's in contention. So then you do a test make sense? And go?

Enzo Villani: Yeah, I mean, we as a kind of fundamental research, you know, firm at some level. On the office sigma side, we do the same thing. We're looking at GitHub, we're looking at transactions, we're looking at software, we're also looking at use case like the 5G mobile use case, I believe, is one of the most powerful use cases for 5G expansion. Because it costs too much money for centralized telecommunications companies to expand with 5G is to shortwave and decentralized wi-fi, and so on, so forth. So and then the IoT side, I think, is a little early. But at the end of the day, the IoT being everywhere to is going to be, you know, quite interesting, as you know, sensors start to get put out there more and more. So, yeah, we we that's the way we looked at it. So, let's switch gears a little bit, I think we answered a bunch of these questions. What I want to know is, why this deal, like why list on the Nasdaq and move to the United States? What is the main reason for making this move?

James Haft: Quite simply access to capital and a better platform to tell our story. The idea of moving to Norway, was that it was an efficient move, for us to begin the progress of becoming a global company, which can attract international capital. And we've been successful there. And, you know, really enjoyed Norway. And now we think it's time to move to a bigger market, where we can start to access larger, larger institutions, and tell our story on a bigger stage.

Enzo Villani: I think we talked about the actual hedging out of the risk of investing in the actual web three economy. Do you guys want to touch on on that again? Is there anything else that you'd say about that?

James Haft: I would throw one more thing in. And that is, you're asking about what's it mean, to do business with protocols? And I think that's an interesting question. You know, historically, there's this idea of clients and sales forces and, and working with companies, you know, in forming contracts. And the web three, distributed ledger worlds a little bit different. What happens is you create attractive opportunities, and they attract people, and they pull people in, instead of pushing your sales towards people, the protocols create opportunities to do what you're doing. But do it faster, easier, cheaper, more securely, and more scalable. And so you get pulled into these environments. And the benefit for us is that by doing business with the protocol, by by bouncing our financing, and our servers off the protocol to create band bandwidth for transactions, which, and those transactions are then pooled and attracted by the protocol, so that people come and participate with the protocol, it means that our client is actually the protocol, the protocol is doing the marketing mostly. And we are doing the business against the protocol. And the nice thing about that is the protocol isn't people, and it doesn't have a self-interest. It's an algorithm. So we know if we borrow x Filecoin. And we put it into the protocol. And and we do what we're supposed to do in terms of providing service, we know that the protocol is going to pay us, let's call it 2x. And so if our funding costs us 1% a month, and we're getting to x, let's say in a month just to be random to make it easier to do the numbers, then we're getting them we're basically creating our the token we put in which we give back to the lender, we give them 1% As interest and we keep point nine nine as our profit that then goes either into our Treasury or gets reinvested in the protocol to create more activity on the network. And what's nice about this is you can actually plan out what your production is going to be against a counterpart, which is an algorithm without self-interest. So it's easy to understand what the results of your activities are going to be over time. You don't control the pricing of the token, of course, but we're indifferent to the pricing of the token in terms of our financing structure. And our our our belief is that if we keep creating the memory We keep growing the bandwidth, we keep creating the currency, we keep creating the relays. And we keep collecting the tokens and building the value of the network that will have outsized returns over time.

Enzo Villani: Yeah, I'm not sure if people understand like, how web three infrastructure is written as smart contracts. And the fact that it's not a, you know, it's more of a, it's like a hard coded algorithmic approach versus soft and people kind of changing the goalposts and changing how things are moving along. I mean, they can be changed if you have a 50-51% If there's a vote, and so on, so forth, but you're talking about a kind of community that comes together, all working on with one mission in mind, which is to build out the protocol, and then building businesses on top of that, of that protocol. So it's like, it's like, you know, if you want to go back to railroads, it's like, if, you know, the two railroad companies, they built the railroad, and then they started running trains over them. But first, they built the railroads together. And then they started running the trains over them. And they each had a business that actually competed at some point, but also worked actually together, in order to build the infrastructure, you're kind of in that same in that same environment.

Simon Campbell: Yeah, I think I think what I would add to that is that the, if you think about in a decentralized world, where you're similar to Uber coming into Texas, as I mentioned before, the seed funding, right to get the thing moving is coming from the protocol. And so that's why everyone talks about these, these big rewards at the beginning. And then they they reduce over time, as more and more people come into that business, and it becomes more established. This is the same with any of these protocols, the rewards are there to incentivize the next phase of behavior. So in the case of Filecoin, initially, the rewards were were high for just putting storage online, because if you don't have storage online, no one can can put data in that storage, then it moved to the current phase, which is incentivizing, verified customers coming on and putting their data into that storage. And as it moves along, it continue with the roadmap, it continues to, to align the incentives towards the next behaviors that are required for success of that overall ecosystem. But as business operators ourselves, on top of that, we layer, the traditional world opportunities of commercialization. So we look to the end enterprises that are used to spending, let's say, $6 per tip of storage with an AWS for basic storage. And we're able to offer a better version of that potentially for less, but we can still charge us dollars on top of the rewards. So over time, you're building an AWS s business with some clear advantages, and with a strong aligned ecosystem with some subsidies. But AWS is 80% of the profits of Amazon. Right. So we're talking about a pretty good business model to follow and improve upon.

Enzo Villani: Sure, so I guess the last actually, two questions here. I think we were going give one to each of you. One was, what should we know about the DLTx? And the management team? I believe, Simon you were going to go over that. Or James, I’m not sure which one. I want to take that. And then the last question, of course, is, what are some of the benefits of institutionalizing your exposure to web 3? Maybe, we can explain what that question means also.

Simon Campbell: I'll be brief. I'll be brief. And so we've touched on the management team a little bit, right. But you know, this analogy of the sports team fits really well. When you're when you're building a business, you need people that have specialist skills, in the areas where you need to be better than others. We're constantly trying to bring people on that are better than the people that are in the organization today. But because we are vertically operating, that includes software and hardware engineers, that includes operators have a traditional business because it's web 3, but guess what, it's a traditional business we need. And we have team members, such as James, as the chairman who has a great history in financial markets. So we have commercial entrepreneurs, Krishna and myself are built, funded, exited web two businesses, which again, back to the comparison, my advice is similar to what we're doing here. The tools are the same, or the skill sets are the same when you're building a really good team or you're building a really good business as they were 10 years ago, or 20 years ago, we just have a slightly different technology wave that we're playing with. And it's super exciting because it gives us the ability to do things fast Never before.

Enzo Villani: Great, thanks, Simon. James, do you? Do you want to take the next question, please?

James Haft: Sure. You know, we've designed DLTx from its inception is meant to be meant to be the easiest most direct way for institutional and family office and retail investors to allocate money into the growth of the decentralized, distributed ledger economy, which we're calling web three. And so we believe this is going to be a fundamental part of every portfolio that you can need to have representation for this alpha. And the idea is to be a proxy for the growth and opportunity in this market.

Enzo Villani: Well, then, well, thank you, James. Thank you, Simon. We have five minutes left, but I'm going to conclude this here. Again, thank you everyone for joining the Alpha Sigma Capital Research AMA with DLTx and watching Blockchain Moon Acquisition Corp. If you would like to see more information, there are SEC filings of course. And there's news posted in the press and any other questions that you may have, we can also have the you can also reach out to us or contact us by by email. And we look forward to the next one. We are going to do a few more of the these AMAs I think are the next AMA DLTx will probably be in about two weeks. We will have them walk through a more formal presentation. We also will be having another ama with a with one of the other Alpha Sigma companies called Beckman holdings who did the Bill Murray NFT. And as a lot of great news coming out. So thanks again everyone. Look forward to our next one and have a great week.

James Haft: Thank you.

About DLTx

DLTx is a vertically integrated technology company expanding Web 3 capabilities by deploying blockchain infrastructure at scale across major global industries. The DLTx team is comprised of decentralists who believe in the new economy that's powered by cryptographic digital assets. The DLTx team has been at the forefront of developing and launching several of the most important protocols in the blockchain space including Ethereum, developed the first blockchain investment fund in 2014, has built out massive scale mining infrastructure since 2015, and now operates the first publicly traded company focused on powering Web 3.

Learn more at https://www.DLTx.com

About Blockchain Moon

Blockchain Moon Acquisition Corp. (“Blockchain Moon”) is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Blockchain Moon seeks to capitalize on the extensive experience of its management team, board of directors and advisors who are both blockchain industry investors and entrepreneurs to pursue prospective targets that are high growth businesses in blockchain technologies in North America, Europe, and Asia. Blockchain Moon is led by Chairman and Chief Executive Officer Enzo Villani and Chief Financial Officer Wes Levitt.

Learn more at https://www.BMAQ.IO

Important Information about Blockchain Moon and Where to Find It

On October 15, 2022, Blockchain Moon announced that it executed a Business Combination Agreement (the “Business Combination Agreement”), dated as of October 14, 2022, with Malibu Parent Inc., a Delaware corporation (“New BMAC”), Hermosa Merger Sub LLC, a Delaware limited liability company, and DLTx ASA, a Norwegian public limited liability company (“DLTx”) (the transactions contemplated by the Business Combination Agreement, the “Business Combination”).

New BMAC intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”), which will include a prospectus with respect to New BMAC’s securities to be issued in connection with the proposed Business Combination and proxy statement with respect to Blockchain Moon’s stockholder meeting to vote on the proposed transaction (the “Business Combination Proxy Statement”). The Business Combination Proxy Statement will be sent to all Blockchain Moon stockholders. Blockchain Moon and New BMAC also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Blockchain Moon are urged to read the registration statement and the Business Combination Proxy Statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and securityholders of Blockchain Moon will be able to obtain free copies of the registration statement and the Business Combination Proxy Statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC by New BMAC or Blockchain Moon through the website maintained by the SEC at www.sec.gov. The documents filed by Blockchain Moon or New BMAC with the SEC also may be obtained free of charge upon written request to Blockchain Moon Acquisition Corp., 4651 Salisbury Road, Suite 400, Jacksonville, FL 32256.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED OF THE TRANSACTIONS DESCRIBED IN THIS COMMUNICATION, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Caution Regarding Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended, including certain financial forecasts and projections. All statements other than statements of historical fact contained in this communication, including statements as to future results of operations and financial position, revenue and other metrics planned products and services, business strategy and plans, objectives of management for future operations of DLTx, market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by Blockchain Moon and its management, and DLTx and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against DLTx, Blockchain Moon, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of Blockchain Moon or the stockholders of DLTx, or to satisfy other closing conditions of the Business Combination; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet Nasdaq’s listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of DLTx as a result of the announcement and consummation of the Business Combination; (7) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) the inability of the combined company to implement its green mining strategy by entering into agreements in the future to acquire energy at its target price and power uptime; (9) costs related to the Business Combination; (10) changes in applicable laws or regulations; (11) the possibility that DLTx or the combined company may be adversely affected by other economic, business and/or competitive factors; (12) the inability to obtain financing in connection with the Business Combination; (13) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Blockchain Moon’s securities; (14) the risk that the transaction may not be completed by the Business Combination date and the potential failure to obtain a further extension of the Business Combination deadline if sought by Blockchain Moon; (15) the impact of the COVID-19 pandemic, including any mutations or variants thereof, and its effect on business and financial conditions; (16) volatility in the markets caused by geopolitical and economic factors; and (17) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Blockchain Moon’s Form S-1 (File No. 333- 259770), its most recent Quarterly Report on Form 10-Q and registration statement on Form S-4 that New BMAC intends to file with the SEC, which will include a document that serves as a prospectus and proxy statement of Blockchain Moon, referred to as a proxy statement/prospectus, and other documents filed by Blockchain Moon from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Blockchain Moon nor DLTx gives any assurance that Blockchain Moon, DLTx or the combined company will achieve its expected results. Neither Blockchain Moon nor DLTx undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Participants in the Solicitation

Blockchain Moon, New BMAC and DLTx and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Blockchain Moon’s stockholders in connection with the proposed transactions. Blockchain Moon’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and executive officers of Blockchain Moon, New BMAC and DLTx from the proxy statement/prospectus included in the registration statement on Form S-4 to be filed by New BMAC with the SEC in connection with the Business Combination.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.